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                                  EXHIBIT 11

                   COMPUTATION OF EARNINGS PER COMMON SHARE


The details of computation of earnings per common share are disclosed in the Consolidated Statements of Income and Note 14 of the Notes to Consolidated Financial Statements for the Periods of Three Months Ended September, 2000 and 1999 (unaudited) and the Year Ended December 31, 1999 (audited), contained in the Quarterly Report on Form 10-Q of registrant for the quarter Ended September 30, 2000.